Mail Stop 4-6

								August 8, 2004

Thomas J. Crane, Esq.
Rutan and Tucker
611 Anton Boulevard
Suite 1400
Costa Mesa, California 92626-1931

	Re:    	Quality Systems, Inc.
		Preliminary Proxy Statement
		Filed on August 29, 2004
		File No. 1-12537

Dear Mr. Crane:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. We note your indication that this year`s Board nominees no longer include Mr. Ahmed Hussein and you indicate that this is based upon "a variety of matters that weighed against Mr. Hussein`s renomination including, among other things, his actions as a member of the Board..." Please provide the staff with support for this statement as it is not clear in the proxy statement itself what actions would warrant this determination.
2. Based upon the Schedule 13D filed on July 7, 2005, it would appear that Mr. Hussein has informed you of his intention to nominate at least two independent directors. Please tell us whether you have received timely notice of this or any other matter for consideration by shareholders under the company`s governing instruments or the applicable state law. Describe in detail any contacts or negotiations you are having or had with this shareholder.
Finally,
please ensure that you have provided the disclosure required pursuant to Items 4(b) and 5(b) of Schedule 14A as it appears presently that there is a potential solicitation in opposition.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please address all comments to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to the undersigned at 202-551-3264.


								Sincerely,



								Mara Ransom
								Office of Mergers and
      Acquisitions
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Thomas J. Crane
Rutan and Tucker
August 8, 2005
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